Exhibit 20.2


                          A&A ENTERS AGREEMENT TO SETTLE

                     MUTUAL FIRE LITIGATION, RELATED DISPUTES


   NEW YORK, March 27 --  As part of its program addressing longstanding litigation and other contingencies, Alexander & Alexander Services Inc. (A&A)

   has agreed to settle a lawsuit and other disputes between A&A, a former A&A subsidiary, and the rehabilitator of Mutual Fire, Marine and Inland Insurance

   Co.  The agreement is subject to court approval.

        Mutual Fire was placed in rehabilitation in 1986 by a Pennsylvania court.  The rehabilitator subsequently alleged that the former A&A subsidiary, Shand Morahan & Co., and in certain respects A&A, breached duties to Mutual Fire.

        The settlement, if approved by the court, will:

   -    Terminate litigation in which the Mutual Fire rehabilitator is suing A&A and Shand for alleged damages of approximately $234 million.

   -    End any claims between the rehabilitator and Shand as well as all related Shand entities, including claims made under insurance policies.

   -    Terminate litigation relating to certain trusteed assets and receivables.

        Terms of the agreement include a payment of $12 million in cash and an additional $35 million in the form of a six-year zero coupon note with a discounted value of $25.9 million.  The settlement is fully covered by a

   $47.2 million reserve established by A&A, including $37.2 million added in the fourth quarter of 1994.

        Alexander & Alexander Services Inc. [NYSE: AAL] provides professional risk management consulting, insurance brokerage and human resource consulting services from offices in 80 countries.